Exhibit 21.1

Subsidiaries	State or country of Incorporation or Organization
Callaway Golf South Pacific Pty Ltd.	Australia
Callaway Golf Sales Company	California
Callaway Golf International Sales Company	California
Callaway Golf Canada Ltd.	Canada
Callaway Golf (Shanghai) Trading Co., Ltd.	China
Callaway Golf (Guangzhou) Technology Service Co., Ltd.	China
Callaway Golf Ball Operations, Inc.	Delaware
uPlay, Inc.	Delaware
Callaway Golf (Germany) GmbH	Germany
Callaway Golf India Private Ltd.	India
Callaway Golf Kabushiki Kaisha	Japan
Callaway Golf Korea Ltd.	Korea
Callaway Golf Malaysia Sdn. Bhd.	Malaysia
Callaway de Mexico, S.A. de C.V.	Mexico
Callaway Golf Interactive, Inc.	Texas
Callaway Golf (Thailand) Ltd.	Thailand
Callaway Golf Europe Ltd.	United Kingdom
Callaway Golf European Holding Company Ltd.	United Kingdom